

THE WORLD'S LOCAL BREWER

02 FEB -5 AM 8:45



02002912

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 30 January 2002

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

Enclosure: press release

N.V. Interbrew S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05



PRESS RELEASE

Organisational measures to deliver a step-change in focus and organic growth

Brussels, 30 January, 2002

The Board of Directors of Interbrew, *The World's Local Brewer©*, has approved a three-year Long Range Plan for Interbrew, as presented by the Management. The plan is designed to respond to the Board's mandate for continuing superior organic operational performance that creates shareholder value. The Board of Directors also approved important organisational measures designed to deliver a step-change in focus and results from the operational performance of Interbrew's existing business, as well as an increase in the depth of leadership, commensurate with the rapid expansion of the enterprise.

Following the decision of the Board of Directors, the following organisational measures will be implemented with immediate effect:

Appointment of a Chief Operating Officer (COO)
The re-activation of the COO position, is designed to optimise Interbrew's management structure, following its recent strong expansion. The COO will be responsible for the worldwide operations of Interbrew. His primary focus will be to concentrate on continuing to enhance the organic growth of the company.

The Board of Directors has appointed Jerry Fowden as COO. He has been involved in the consumer goods and leisure retail industry since 1977 (Mars, PepsiCo, Hero AG, Rank Group Plc, as well as Bass). Between 1992 and 1996, he was Customer Services & Sales Director and then COO of Bass Brewers. In May 2001 Jerry Fowden joined Interbrew as EVP and Bass Brewers CEO.

Jerry Fowden, 45 and a British citizen, has extensive experience of consumer goods and the brewing sector and has just successfully completed his assignment at Bass Brewers.



Following this appointment, the critical management and functioning of Interbrew will be managed via:

Corporate Committee
The Corporate Committee is responsible for the centralisation and implementation of the strategic development and performance of the company. It is headed by the Chief Executive Officer who reports to the Board of Directors. The following functions report directly to the CEO: Chief Financial Officer, Legal & Corporate Affairs, Human Resources, Strategy & Business Development, Chief Operating Officer.

Operating Committee
An Operating Committee is created, headed by the Chief Operating Officer. That committee will align and manage all operational aspects of the different regions and countries in which Interbrew is active. The following functions will sit on the Operating Committee and report directly to the COO: Chief Technical Officer, Chief Marketing Officer, all six Regional & Operational Heads.

"Interbrew has outperformed and outgrown its industry for the past 10 years. It is now vital that the company moves forward to increase its management depth and capability in order to support its new scale." said Hugo Powell, Chief Executive Officer of Interbrew. "I am looking forward to leading the Executive Management of Interbrew through the next three-year Long Range Plan, to deliver the operational targets we have committed to the Board of Directors and to continue the growth strategy of our company."

Interbrew – *The World's Local Brewer©*
Interbrew is the second largest brewer in the world in terms of volume. The company is headquartered in Belgium and employs over 34,000 people worldwide. The strategy of Interbrew, *The World's Local Brewer©*, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "*The World's Local Brewer©*" strategy is based on four pillars: first strengthening the local brands (in many cases market leaders), thereafter introducing international premium and speciality brands including Stella Artois®, Hoegaarden®, Leffe®, Bass® Ale, and Beck's® after closing of the transaction. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

Additional information:

Corneel Maes
External Communication
Tel: +32-16-31-57-69
Mobile: +32-475-92-27-69
Fax: +32-16-31-59-69
E-mail: corneel.maes@interbrew.com

Patrick Verelst
Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com